

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 8, 2008

Mr. Kent Watts
President and Chief Executive Officer
Hyperdynamics Corporation
One Sugar Creek Center Blvd. # 125
Sugar Land, TX 77478

> **Re: Hyperdynamics Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 001-32490**

Dear Mr. Watts:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-10

1.   We note you have classified the cash proceeds you received from the sale of working interests in oil and gas properties as a cash flow from financing activity. Generally, cash proceeds received from the sale of property, plant and equipment and other productive assets are classified as a cash flow from investing activity. Refer to paragraph 16 of SFAS 95. Please explain to us the nature of this line

item, and tell us why it is appropriately classified as a cash flow from financing activity.

Note 11-Shareholders' Equity, page F-20

Series A Preferred Stock, page F-20

2. We note you discontinued accruing dividends for your Series A Preferred Stock on September 30, 2004. Please explain to us why you believe you are no longer legally liable to pay these dividends to the shareholders of your Series A Preferred Stock, and why you no longer believe you are required to comply with the guidance of paragraph 9 of SFAS 128 and EITF D-82.

Engineering Comments

Website

3. Your December 2007 Company Fact Sheet refers to discoveries of "over 1 billion barrels" and estimated reserves "up to 1 billion barrels of heavy oil." It would be helpful to include clarification of these terms that address the recoverability of the referenced volumes.

Form 10-K for the Fiscal Year Ended June 30, 2007

Business, page 4

New Producing Properties Purchased in Louisiana, page 6

4. We note your statement that you will pay 100% of the working interest expenses, up to $4 million, on the RABB properties. Please disclose your net revenue interest and net production projections for these properties.

Risk Factors, page 8

Estimates of Oil and Gas Reserves Are Uncertain and May Vary Substantially from Actual Production, page 11

5. We note your statement, "We do have a third-party reserve report for our Louisiana properties." Please identify this third party in your disclosure to comply with Instruction 4.B to Item 102 of Regulation S-K.

Properties, page 16

Contract Area, page 17

6.   Please present a map of your offshore Guinea license area that is comparable in quality to that in your Company Fact Sheet. The map should include applicable scale, PSC area boundary, nominal water depth and identifiable points A through I.

Description of Oil and Gas Properties-Domestic, page 18

7.   Please comply with SEC Industry Guide 2, specifying certain disclosures required for each of the three years covered by your report, including net oil and gas production; oil and gas production costs; and drilling activity.

Delivery Commitments-Offshore Guinea, page 19

8.   We note the explanation of the terms of production sharing for offshore Guinea. Please include a table similar to that on page 2 of your Company Fact Sheet.

Supplemental Oil and Gas Information (Unaudited), page F-30

Results of Operations for Producing Activities, page F-34

9.   The 2007 unit production cost on page 18 - $30.19/BO – does not agree with the cost here - $23.67/BO (= $491,000/20.7 MBO). Please resolve this inconsistency.

Proved Reserves, F-35

10.   We note your 2006 addition to proved reserves – 57, 514 barrels oil. Please include a detailed explanation of this addition to comply with paragraph 11 of FAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief